King & Spalding LLP 1180 Peachtree Street Atlanta, Georgia 30309 Main: (404) 572-4600 Fax: (404) 572-5100

Keith M. Townsend Direct Dial: (404) 572-3517 Direct Fax: (404) 572-5100 ktownsend@kslaw.com

April 29, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn: J. Nolan McWilliams, Attorney-Advisor

Re:	Wingstop Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted March 27, 2015
CIK No. 1636222

Dear Mr. McWilliams:

On behalf of Wingstop Inc. (the “Company”), we are transmitting via EDGAR with this letter for confidential submission under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”) Confidential Draft Submission No. 2 (“Submission No. 2”) to the Draft Registration Statement on Form S-1 (CIK No. 1636222) (the “Registration Statement”), together with the exhibits thereto. We are responding to the Staff’s comments contained in its letter dated April 23, 2015. For your convenience, this letter sets forth in italics each of the Staff’s comments before each response. Page references in the text of this response letter correspond to page numbers in Submission No. 2. Capitalized terms used in this letter but otherwise not defined herein shall have the meaning ascribed to such term in Submission No. 2.

General

1.	Please provide use with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Securities and Exchange Commission

April 29, 2015

Response: The Company acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, no such written communications exist and the Company does not anticipate utilizing any such materials in connection with the potential offering.

Overview, page 1

2.	We note that your charts on page 2 reflect restaurant expansion, system-wide sales growth, domestic same store sales growth, and domestic AUV. Please include clarifying language that such charts are inclusive of both company-owned and franchised-owned stores, and provide charts for your company-owned store data for restaurant expansion, AUV, and company-owned same store sales. Please also include charts for the most-directly comparable GAAP measures, which we assume are total revenue and net income. Please revise throughout the filing where such data and charts are presented.

Response: In response to the Staff’s comment, the Company added lead-in language to the charts on pages 2 and 72 to clarify that the charts are inclusive of both Company-owned and franchisee-owned restaurants. The Company has also revised the “Basis of Presentation” disclosure provided on page ii to further clarify that unless otherwise indicated, references to the number of Wingstop restaurants for any period include franchised restaurants and Company-owned restaurants and that references to domestic same store sales and domestic AUV include both domestic franchised restaurants and domestic Company-owned restaurants. In addition, the Company has added footnote disclosure to the System-Wide Sales Growth charts presented on pages 2 and 72 to include the Company’s total revenue for each of the periods presented and has revised its disclosure under “Summary Historical Consolidated Financial and Other Data—Selected Other Data” to add additional supplemental disclosure regarding franchised restaurants and Company-owned restaurants to ensure that the requested information is included in the prospectus summary. The Company has included similar disclosure under “Selected Historical Consolidated Financial and Other Data—Selected Other Data.”

The Company has not added a separate chart presenting net income, as the Company does not believe that any of the existing charts include non-GAAP financial measures for which net income is the most-directly comparable GAAP measure. Further, the Company believes that its net income growth is already sufficiently described in the third bullet preceding the charts on page 2. In addition, the Company does not believe that adding additional charts to pages 2 and 72 detailing information for only Company-owned restaurants would provide meaningful disclosure to potential investors and that the additional disclosures added elsewhere in the prospectus appropriately address the Staff’s comment. In this regard, the Company respectfully advises the Staff that Wingstop is a 97% franchised concept and that the charts presented on pages 2 and 72 are designed to provide a brief summary of the concept’s overall expansion, system-wide sales growth, domestic same store sales and

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April 29, 2015

domestic AUVs, with each operating metric to be supplemented with detailed disclosures regarding franchised restaurants and Company-owned restaurants in “Summary Historical Consolidated Financial and Other Data” and elsewhere in the prospectus.

3.	We note your disclosure here and elsewhere in your filing of system-wide sales. Since the franchisees’ sales are not your revenues and you did not generate them, please revise to include footnote disclosure indicating that system-wide sales includes combined revenue from all of your restaurants owned and those of your licensees, and that your total revenue is limited to those of company-owned restaurants and royalties from domestic and international licensed restaurants. Your discussion should be balanced by providing details of what proportions represent your revenues versus franchisees’ revenues, respectively, along with the impact on your royalty revenues generated. Please revise to clarify your disclosures here and elsewhere, as applicable, throughout the filing accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages ii, 2 and 72 to provide additional detail regarding system-wide sales. The Company has included similar disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators.” The Company also revised its disclosure under “Summary Historical Consolidated Financial and Other Data—Selected Other Data” and “Selected Historical Consolidated Financial and Other Data—Selected Other Data.”

4.	We note from your disclosure on page ii that average unit volume, or AUV, consists of the average annual sales of all restaurants that have been open for a trailing 52-week period or longer. Please disclose how this measure is calculated, specifically indicating if the measure is calculated based on company-owned or system-wide sales which include franchisee revenue that has not been generated by you. If the measure is calculated using system-wide sales please revise to include footnote disclosure indicating that the measure is calculated using combined revenue from all of your restaurants owned and those of your licensees, and includes amount not generated by you. Your disclosure should be balanced by providing company-owned AUV. Please revise to clarify your disclosures here and elsewhere, as applicable, throughout the filing accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages ii and iii to clarify how AUV is calculated. The Company has included similar disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Performance Indicators.” The Company also revised its disclosure under “Summary Historical Consolidated Financial and Other Data—Selected Other Data” and “Selected Historical Consolidated Financial and Other Data—Selected Other Data” to add Company-owned domestic AUV as an operating metric.

Principal Stockholder, page 11

5.	Please summarize the material provisions of and risks relating to your agreement with Roark

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April 29, 2015

and its affiliates, including that following the offering four of seven directors will be employees of Roark, that your certificate of incorporation provides that the doctrine of corporate opportunity will not apply against Roark, and that funds affiliated with Roark invest in restaurant brands and other businesses that may compete against you.

Response: In response to the Staff’s comment, the Company has supplemented the disclosures included in the risk factor on page 37 previously entitled “Concentration of ownership by Roark may prevent new investors from influencing significant corporation decisions” and changed the title to more accurately capture the risks it describes.

Risk Factors, page 19

6.	Please add a risk factor describing the risk that the exclusive jurisdiction of certain actions provision in your amended and restated certificate of incorporation may have the effect of discouraging litigation against your officers and directors. We note in this regard the last paragraph on page 120.

Response: In response to the Staff’s comment, the Company has added a new risk factor on page 40 entitled “Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers and employees.”

If we or our franchisees or licensees are unable to protect our customers’ credit card, page 23

7.	You state that you are expanding into online ordering and mobile application ordering and integrating these into your POS system. To the extent online ordering or integrating online ordering into your POS system would materially affect the risk of data breach, please revise this risk factor accordingly.

Response: In response to the Staff’s comment, the Company advises the Staff that the Company’s expansion into online ordering and mobile application ordering and integrating them into the Company’s POS system will not create any fundamental changes to the way credit cards are currently processed. As a result, the Company believes that the integration of online ordering does not create additional vulnerability to cyber-attacks.

Capitalization, page 45

8.	We note from your disclosure in Note 17 to the audited consolidated financial statements that in March 2015 you amended and restated the senior secured credit facility and contemplate using the proceeds to repay, in part, this new credit facility. Please revise to add footnote disclosure below the Capitalization table to indicate the amount and related terms of this New Credit Facility. Also, please revise the pro forma or pro forma as adjusted column to include the fee that will be paid to Roark upon termination of the management agreement in connection with this offering.

Securities and Exchange Commission

April 29, 2015

Response: The Company acknowledges the Staff’s comments and notes that it intends to file an amendment to the Registration Statement to include the unaudited consolidated financial statements for the thirteen-week period ending March 28, 2015. The unaudited consolidated financial statements for the thirteen-week period ended March 28, 2015 will reflect the incurrence of new debt under the amended and restated senior secured credit facility. In addition, the terms of the amended and restated senior secured credit facility are described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Accordingly, the Company does not believe that additional footnote disclosure to the Capitalization table is necessary, as the impact of the new facility will be reflected under the “actual” column following the next amendment to the Registration Statement, which will include the unaudited financial statements for the thirteen-week period ended March 28, 2015.

The Company also respectfully advises the Staff that the disclosure on page 46 notes that the pro forma as adjusted column accounts for application of the net proceeds from the offering as described under “Use of Proceeds.” The disclosure on page 44 under “Use of Proceeds” states that the Company intends to use the proceeds from the sale of common stock in the offering “to pay a fee in an aggregate amount of $             million in connection with the termination of the Company’s management agreement with Roark Capital Management, LLC.” Accordingly, the Company does not believe any revision to either the pro forma or pro forma as adjusted column is necessary.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual obligations, page 63

9.	Please revise to include a “total” column consistent with the requirements in Item 303(a)(5) of Regulation S-K.

Response: In response to the Staff’s comment, the table on page 64 has been revised to include a “total” column consistent with the requirements in Item 303(a)(5) of Regulation S-K.

Our Menu, page 76

10.	Please clarify what makes your hand-cut, seasoned fries “award winning.”

Response: In response to the Staff’s comment, the reference to “award-winning” on page 77 has been removed.

New Restaurant Development, page 79

11.	We note your belief that there is opportunity for your brand to grow to approximately 2,500 restaurants across the United States. Please expand your disclosure to discuss the timing and milestones and the potential obstacles to achieving this goal.

Securities and Exchange Commission

April 29, 2015

Response: In response to the Staff’s comment, the disclosure on pages 19 and 81 have been revised to state that the Company does not target specific timing and milestones for achievement of its growth strategy. In addition, the Company has revised the disclosure on page 81 to highlight the potential challenges to achieving its growth strategy.

12.	We note your disclosure regarding the number of domestic and international commitments for new franchised restaurants. Please disclose what percentage of commitments have historically resulted in actual openings for both the domestic and international markets. Please also clarify what it means that you have “sold” a commitment.

Response: In response to the Staff’s comment, the Company has provided supplemental disclosure on pages 32 and 81 with respect to the expected termination rate of new restaurant commitments. The Company has also removed references to “sold” commitments on pages 32 and 80 in response to the Staff’s comment.

Franchise and Development Agreements, page 82

13.	Please expand your disclosure to summarize the material terms of the franchise agreements, other than the pricing and term provisions. Discuss, for example, the franchise operating standards, consequences of a franchisee’s failure to comply with the terms of the franchise agreement and the procedures for enforcing such consequences, and any requirements for you to provide products or services to the franchisee.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 83 and 84 to summarize the material terms of the franchise agreements.

Government Regulation, page 87

14.	You state in the second paragraph on page 80 that your track record of consistent restaurant openings and low annual closure rates provides franchisees with access to Small Business Administration guaranteed loans. To the extent material, please describe SBA loan programs and other loan programs that your franchisees rely upon in financing new and expanded franchise locations and discuss the attendant risks if these programs were discontinued or unavailable to your franchisees and prospective franchisees.

Response: In response to the Staff’s comment, the Company has revised the risk factor on page 19 entitled “If we fail to successfully implement our growth strategy, which includes opening new restaurants, our ability to increase our revenue and operating profits could be adversely affected” to disclose the risks if the SBA loan program were discontinued or unavailable to the Company’s franchisees and prospective franchisees.

Securities and Exchange Commission

April 29, 2015

Certain Relationships and Related Party Transactions, page 115

15.	We note your disclosure that you expect to terminate the management agreement in connection with this offering and upon termination of that agreement and the consummation of this offering, Roark Capital Management will receive a payment from you. Please revise MD&A to clearly disclose the nature of the termination of this management agreement and the amount that will be paid to Roark.

Response: In response to the Staff’s comment, the Company has revised its disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview – Growth Strategy and Outlook” to include the requested disclosure.

Audited Financial Statements

Balance Sheet, page F-3

16.	We note from your disclosure in Note 17 and elsewhere that in March 2015, you paid a cash dividend to your stockholders of $48 million. In light of the fact that this dividend is not reflected in the historical balance sheet as of December 27, 2014, please revise to include a pro forma column on your historical audited balance sheet which reflects the accrual of this distribution. See Staff Accounting Bulletin Topic 1:B.3 for guidance. Also, we note that Note 18 reflects pro forma earnings per share data to give effect to the number of shares whose proceeds would be necessary to pay this dividend. Please ensure these pro forma earnings per share amounts are disclosed on the face of the historical statement of operations on page F-4.

Response: The Company acknowledges the Staff’s comments and notes that it intends to file an amendment to the Registration Statement which will include the Company’s balance sheet as of March 28, 2015. As a result, the Company does not believe additional changes to the historical balance sheet as of December 27, 2014 are necessary, as the impact of the incurrence of debt under the amended and restated credit facility and the $48.0 million dividend will be reflected in the March 28, 2015 balance sheet following the next amendment to the Registration Statement, which will include the unaudited financial statements for and as of the thirteen week period ended March 28, 2015.

The Company has revised its disclosure on page F-4 to include pro forma earnings per share on the face of the historical statement of operations in response to the Staff’s comment.

Notes to the Audited Financial Statements

Notes to the Financial Statements

Securities and Exchange Commission

April 29, 2015

General

17.	We note from your disclosures in the filing, and in particular the table on page 78, that there have been significant changes in the franchisor-owned restaurants during the period. In light of these changes, please revise the notes to the financial statements to disclose: 1) franchises sold; 2) franchises purchased during the period; 3) franchised outlets in operation; and 4) franchisor-owned outlets in operation. Your disclosure can be similar to the table disclosed on page 78. See guidance in ASC 952-605-50-3.

Response: In response to the Staff’s comment, the Company has revised the disclosure on F-13 to include the requested information.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Note (l) Revenue Recognition, page F-9

18.	Please revise to separately disclose the amount of initial franchise fees if they are significant compared to ongoing or franchise royalties. Also, please disclose the relative contribution to net income of initial franchise fees. See guidance in ASC 952-605-50-2.

Response: In response to the Staff’s comment, the Company notes that S-X 5-03(b) provides that if income is derived from more than one of the subcaptions described in S-X 5-03.1, each class which is not more than 10 percent of the sum of each of the items may be combined with another class. The Company notes that initial franchise fees that were included in royalty revenue and franchise fees were 4.1%, 3.3% and 3.6% of total revenue for fiscal years 2014, 2013 and 2012, respectively. Accordingly, the Company believes that initial franchise fees are not significant compared to ongoing or franchise royalties and that separate disclosure of the amount of initial franchise fees is not necessary. Consistent with the above, the relative contribution to net income is not significant or materially different from the contribution levels for all franchise revenue for the Company’s franchise segment. Revenue and segment profit for the Company’s franchise segment are discussed in greater detail in Note 16 to the Company’s audited consolidated financial statements.

Note (m) Consideration from Vendors, page F-10

19.	We note your statement that “[t]hese incentives are recognized as earned throughout the year and are classified as a reduction in cost of sales with any consideration received in excess of the total expense of the vendor’s products included within Royalty revenue and franchise fees within the Consolidated Statements of Operations.” Please tell us your basis for recording the excess as royalty revenue. Also, please tell us the amount of vendor consideration that has been recorded as revenue for each period in which a statement of operations has been provided.

Securities and Exchange Commission

April 29, 2015

Response: In response to the Staff’s comment, the Company notes that the consideration from vendors is initially off-set against any expenses of the vendor’s products until the expense is zero. Any excess is then recognized as revenue. In addition, the Company notes that S-X 5-03(b) provides that if income derived is from more than one of the subcaptions described in S-X 5-03.1, each class which is not more than 10 percent of the sum of each of the items may be combined with another class. The Company notes that vendor incentives that are in excess of the total expenses of the vendor’s products that are included within royalty revenue and franchise fees within the consolidated statements of operations are below the 10 percent threshold. Specifically, the vendor incentives included in royalty revenue and franchise fees were 5.9%, 5.3% and 4.1% of total revenue for fiscal years 2014, 2013 and 2012, respectively. Accordingly, the Company believes it is appropriate to record these amounts within royalty revenue and franchise fees.

Note (n) Advertising Expenses, page F-10

20.	We note your disclosure that the revenue, expenses and cash flows of the advertising fund are not included in your consolidated statements of operations or statements of cash flows because you do not have complete discretion over the usage of the funds. Please provide us more details of the nature of this advertising fund and tell us your basis for excluding the expense related to this advertising fund from your consolidated financial statements.

Response: In response to the Staff’s comment, the Company notes that the Ad Fund is not a separate legal entity. Rather, it is a cooperative advertising fund whose assets are maintained in a segregated, non-interest bearing bank account. All Wingstop restaurants, including Company-owned restaurants, must contribute to the Ad Fund on a weekly basis. The Company’s franchise agreements allow it to assess domestic franchisees an Ad Fund contribution based on their restaurants’ gross sales net of discounts. The Company currently charges 2% of gross sales under all existing domestic franchise agreements. It administers and directs, in accordance with the provisions of its franchise agreements, the Ad Fund’s development and implementation of all advertising and promotion programs for which advertising contributions are collected. The Company has a contractual obligation to spend Ad Fund contributions only on marketing, creative efforts, media support, and related purposes specified in the franchise agreements.

The Company believes its accounting treatment for the Ad Fund is typical for franchisors whose Ad Funds are similarly structured and in accordance with generally accepted accounting principles. The Ad Fund’s activities are presented on a net basis, and any unspent funds are classified as a restricted liability (with a corresponding restricted asset) on the Company’s balance sheet. This accounting treatment is based on the guidance in ASC 952-6005-25. Specifically, ASC 952-605-25-13 states the following:

“Although a portion of the continuing fee may be designated for a particular purpose, such as an advertising program, it shall not be recognized as revenue until the fee is earned and becomes receivable from the franchisee. An exception to the foregoing exists if

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April 29, 2015

the franchise constitutes an agency relationship under which a designated portion of the continuing fee is required to be segregated and used for a specified purpose. In that case, the designated amount shall be recorded as a liability against which the specified costs would be charged.”

Due to the Company’s lack of discretion related to contributions to the Ad Fund, it has not reflected the Ad Fund activity as revenue, and costs as expenses, within its Consolidated Statements of Operations. The Company believes its accounting of the Ad Fund to be consistent with the guidance in ASC 952-605-25-13.

* * * *

If we can be of any assistance in explaining these responses or the changes in Submission No. 2, please let us know. Please contact me with any questions or comments at (404) 572-3517.

Very truly yours,

/s/ Keith M. Townsend

cc:	Aamira Chaudhry, Securities and Exchange Commission

Claire Erlanger, Securities and Exchange Commission

John Stickel, Securities and Exchange Commission

Charles Morrison, Wingstop Inc.

Michael Mravle, Wingstop Inc.

Jay Young, Wingstop Inc.

Marc Jaffe, Latham & Watkins LLP

Ian Schuman, Latham & Watkins LLP

Morgan Watson, Ernst & Young LLP